Filed Pursuant to Rule 424(b)(5)
Registration No. 333-128357

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 5, 2005)

Genitope Corporation

6,400,000 Shares
of Common Stock

We are selling all of the 6,400,000 shares of common stock offered by this prospectus supplement. We have granted the underwriters the right to purchase up to an additional 960,000 shares of common stock from us within 30 days after the date of this prospectus supplement to cover any over-allotments. The underwriters expect to deliver shares of common stock to purchasers on February 10, 2006.

THE OFFERING	PER SHARE	TOTAL

Public Offering Price	$8.50	$54,400,000
Underwriting Discount	$0.51	$3,264,000
Proceeds, before expenses, to Genitope	$7.99	$51,136,000

Our common shares are traded on the Nasdaq National Market under the symbol “GTOP.” On February 6, 2006, the last reported sales price for the common shares on the Nasdaq National Market was $8.93 per share.

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment.
See “Risk Factors” beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets

Brean Murray, Carret & Co.	Punk, Ziegel & Company

The date of this prospectus supplement is February 8, 2006

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents are not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

      Genitope® Corporation, Hi-GET® gene amplification technology, our logo and MyVax® personalized immunotherapy are our registered house mark and trademarks. All other brand names, service marks, trademarks and trade names appearing in this prospectus supplement or the accompanying prospectus are the property of their respective owners.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including information under the caption “Risk Factors,” as well as the financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless the context requires otherwise, the words “Genitope,” “we,” “company,” “us” and “our” refer to Genitope Corporation.

Genitope Corporation

Overview

We are a biotechnology company focused on the research and development of novel immunotherapies for the treatment of cancer. Immunotherapies are treatments that utilize the immune system to combat diseases. Our lead product candidate, MyVax personalized immunotherapy, is a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. MyVax is currently in a pivotal Phase 3 clinical trial for the treatment of follicular B-cell non-Hodgkin’s lymphoma, or B-cell NHL. We currently anticipate that the next planned interim analysis of data from our Phase 3 clinical trial for efficacy will occur in mid-2006. Results from our completed and ongoing clinical trials of MyVax for the treatment of B-cell NHL indicate that MyVax is generally safe and well tolerated. We believe that, if successful, the results of our Phase 3 clinical trial will support our application for regulatory approval of MyVax for the treatment of follicular B-cell NHL.

We believe that patient-specific active immunotherapies can also be applied successfully to the treatment of other cancers. As a result, we are planning to initiate a Phase 2 clinical trial in early 2006 to evaluate MyVax for the treatment of chronic lymphocytic leukemia, or CLL.

We are also developing a panel of monoclonal antibodies that we believe potentially represents an additional novel, personalized approach for treating NHL, both alone and in synergistic combination with MyVax. We recently filed patent applications for the composition and therapeutic use of this panel. The monoclonal antibodies could eventually be used alone or in synergistic combination with MyVax and might reduce or eliminate the need for chemotherapy in the early treatment of NHL. We intend to file an investigational new drug, or IND, application in late 2006 or 2007 and initiate clinical trials thereafter.

Market Opportunity

Non-Hodgkin’s lymphoma is a cancer of white blood cells (T- and B-cells), with approximately 85% to 90% of cases caused by proliferating B-cells. In the United States, approximately 55,000 patients are newly diagnosed with NHL each year, and there are over 300,000 patients currently diagnosed with NHL. NHL is clinically classified as either aggressive or indolent. Aggressive NHL is characterized by rapidly dividing cells and median two to five year survival. Indolent NHL is associated with slower dividing cells and median survival of seven to ten years. Despite a longer term median survival, indolent NHL is fatal for virtually all patients. Our pivotal Phase 3 clinical trial of MyVax is designed for the treatment of follicular B-cell NHL, which represents approximately half of the cases of indolent B-cell NHL. Existing FDA-approved treatments for NHL are characterized by a continuous cycle of relapse/ remission without improvement in long-term survival. We believe that MyVax may represent an alternative that has the potential to break this cycle by causing long-term remission.

MyVax Pivotal Phase 3 Clinical Trial

      In November 2000, based on positive interim Phase 2 clinical trial results, we initiated a pivotal, randomized, double-blind, placebo-controlled Phase 3 clinical trial, our 2000-#03 trial, to assess the safety and efficacy of MyVax in treating patients with previously untreated follicular B-cell NHL. In this clinical trial, patients first received chemotherapy to reduce their tumor burden, followed by a rest period. Patients who maintained at least a partial response through the rest period were then randomized to receive either MyVax or a non-specific immunotherapy, which serves as the control for this trial. Genitope has completed treatment of all 287 patients in this trial, with the detailed follow-up period of the clinical trial scheduled to conclude in approximately the fourth quarter of 2007. In July 2005, our independent Data Safety Monitoring Board met and reviewed the first planned interim analysis of data for efficacy and safety in our pivotal Phase 3 clinical trial and recommended that the trial continue as planned. We currently anticipate that the next planned interim analysis of data from our Phase 3 clinical trial for efficacy will occur in mid-2006. We believe that, if successful, the results of our Phase 3 clinical trial will support our application for regulatory approval of MyVax for the treatment of follicular B-cell NHL.

Updated Phase 2 Clinical Trial Results

      In August 2001, we completed the treatment of 21 patients in a Phase 2 clinical trial, our 9901 trial, to evaluate the ability of patients to mount an immune response to MyVax and to examine its safety profile. The clinical trial involved patients with follicular B-cell NHL in first remission following a four- to seven-month regimen of conventional chemotherapy. The clinical trial was conducted at Stanford University Medical Center and University of Nebraska Medical Center. The primary endpoint of the clinical trial was the generation of a specific anti-idiotype immune response. Positive immune responses were observed. Patients who participated in this clinical trial continue to be monitored for safety, disease progression and survival.

      The long-term follow-up data (median 5.8 years) from patients in our 9901 trial demonstrated a median time-to-disease-progression of 37.7 months (measured from the end of chemotherapy). Published studies in similar follicular B-cell NHL patients treated with chemotherapy alone have shown a median time-to-disease-progression of 15 months. Nine of the 21 patients in our trial remained progression-free as of their last clinical follow-up at 56 to 78 months post-chemotherapy.

      19 of the 21 evaluated patients in our 9901 trial scored in the intermediate- or high-risk prognostic groups according to the Follicular Lymphoma International Prognostic Index, or FLIPI. The following table indicates the FLIPI risk group and progression status of the patients in this trial.

	Total Number of	Number of
FLIPI Risk Group	Patients in Trial	Progression-Free Patients*

High	8	4
Intermediate	11	4
Low	2	1

Total	21	9

*	As of last clinical follow-up

      We believe that these results suggest that the efficacy of MyVax is independent of the clinical prognosis of a patient’s lymphoma, based on FLIPI risk group, unlike other treatments for lymphoma for which a correlation between clinical prognosis and clinical outcome has been demonstrated. Furthermore, three of the patients who had partial responses, or PRs, to chemotherapy prior to immunization with MyVax and three of the patients who had complete responses unconfirmed, or CRus, prior to immunization with MyVax were converted to complete responses, or CRs, following immunization with MyVax. MyVax was generally well tolerated in the trial, with patients reporting adverse events of injection site reactions and flu-like symptoms.

Summary of MyVax Clinical Development Program

      The following chart summarizes the results of our ongoing, recently completed and currently planned clinical trials for MyVax.

				No. of	Median Time
			Clinical	Patients	to Disease
Indication		Trial No.	Phase	Treated	Progression*	Status

Follicular B-cell NHL
•	Patients in first remission following chemotherapy; 7 immunizations over 24 weeks	2000-#03	Phase 3	287	Follow-up phase in process	Treatment phase completed; patients in follow-up
•	Patients in first remission following chemotherapy; 5 immunizations over 24 weeks	9901	Phase 2	21	37.7 months	Treatment phase completed; patients in long-term follow-up
•	Patients in first remission following chemotherapy, administered with reduced amount of adjuvant; 5 immunizations over 24 weeks	2000-#07	Phase 2	11	23.8 months	Treatment phase completed; patients in long-term follow-up
•	Sole initial therapy; 5 immunizations over 24 weeks, with patients demonstrating either a clinical or an immune response receiving 3 additional immunizations over 8 weeks	2000-#04	Phase 2	16	Not applicable	Treatment phase completed; patients in long-term follow-up
•	Patients who relapsed following chemotherapy and were subsequently treated with Rituxan; 8 immunizations over 14 weeks	2002-#09	Phase 2	56	Treatment phase in process	Closed to enrollment
•	Re-immunization of patients who participated in 2000-#04; 16 immunizations over 52 weeks	2005-#10	Phase 2	Up to 16	Treatment phase in process	Ongoing
Aggressive B-cell NHL
•	Patients in first remission following chemotherapy	9902	Phase 2	27
•	Schedule A: 5 immunizations over 24 weeks	9902-A	Phase 2	14	10.8 months	Treatment phase completed; patients in long-term follow-up
•	Schedule B: 8 immunizations over 18 weeks	9902-B	Phase 2	13	15.7 months	Treatment phase completed; patients in long-term follow-up
Chronic Lymphocytic Leukemia		2005-#11	Phase 2	40 expected	—	Planned Phase 2 clinical trial

*	measured from the end of chemotherapy.

Monoclonal Antibody Program

      We are developing a monoclonal antibody panel that we believe potentially represents a novel, personalized approach for treating NHL. We recently filed patent applications for the composition and therapeutic use of this panel. The monoclonal antibodies could eventually be used alone or in synergistic combination with MyVax and might reduce or eliminate the need for chemotherapy in the early treatment of NHL.

      Our monoclonal antibodies are directed against specific epitopes in the variable regions of the B-cell receptor, or the BCR. Our approach is based on the finding that even though each NHL patient’s B-cell tumor expresses a unique idiotypic surface immunoglobulin (the BCR), those immunoglobulins nevertheless have characteristics that are shared across predictable patient subsets. We have developed a panel of monoclonal antibodies that bind to BCR proteins based on their particular genetic makeup. It is possible to classify NHL patients into subsets based on which variable region is used by their particular tumor. This allows for the production of monoclonal antibodies that are off-the-shelf, while still personalizing the treatment for each patient. Our monoclonal antibodies should leave the majority of the B-cell repertoire of a patient’s immune system intact since they target only the subpopulation of a patient’s B-cells that share the same variable region as the lymphoma. We believe that this approach could represent a significant advance over current monoclonal antibody therapies.

      We are actively working to complete the initial development of the monoclonal antibody panel and production of clinical-grade material. We intend to file an IND application in late 2006 or 2007 and initiate clinical trials thereafter.

Our Strategy

      Our objective is to commercialize MyVax for the treatment of NHL, as well as other immunotherapies for the treatment of other types of cancer. Our strategy to achieve this objective includes the following:

      Commercialize MyVax for NHL. In order to commercialize MyVax for NHL, we plan to:

      Obtain regulatory approval of MyVax. We are focused on completing clinical trials, filing a Biologics License application, or BLA, and obtaining regulatory approval for MyVax, initially in North America.

      Expand manufacturing capacity. We plan to expand our manufacturing capacity to meet anticipated demand upon commercialization. To that end, we have recently entered into new leases and construction agreements in connection with the build-out of a new manufacturing facility and corporate headquarters. We believe that our scalable manufacturing process will enable us to expand our manufacturing capacity in an efficient and timely manner.

      Build North American sales and marketing infrastructure. Our goal is to directly commercialize MyVax in North America. We plan to build a small, highly-focused sales and marketing infrastructure to market MyVax to the relatively small and well-established community and institutional referral networks of cancer treatment physicians. We believe that the oncology market in North America is readily accessible by a limited sales and marketing presence due to the concentration of prescribing physicians.

      Commercialize MyVax internationally. We plan to commercialize MyVax in markets outside North America. As appropriate, we intend to explore establishing collaborations to assist in the international commercialization of MyVax.

      Commercialize MyVax for other types of cancers. We believe that MyVax has potential applications beyond B-cell NHL. We plan to develop MyVax for additional types of cancers where we believe that it is a potentially effective treatment, with additional types of B-cell cancers as our initial focus. In particular, we are planning to initiate a Phase 2 clinical trial in early 2006 to evaluate

MyVax for the treatment of chronic lymphocytic leukemia, or CLL. We also intend to evaluate MyVax for non-B-cell cancers. We believe that the favorable safety profile of MyVax could accelerate the clinical development and approval of MyVax for additional types of cancers.

      Leverage our technology to other types of immunotherapies for other diseases. Genitope intends to apply its technology toward the development of passive immunotherapies with greater patient specificity than currently available passive immunotherapies. In particular, we believe that our technology could be used to produce monoclonal antibodies for the treatment of NHL and other therapeutic proteins that have greater patient specificity than currently available monoclonal antibodies. These passive immunotherapies could be used in conjunction with an active immunotherapy such as MyVax to improve upon the clinical results from treatment with either passive or active immunotherapy alone.

Sales and Marketing

      We have exclusive worldwide sales and marketing rights for MyVax. Subject to regulatory approval, we intend to manufacture and commercialize MyVax and to establish a North American sales force to market and sell MyVax. Due to the concentrated nature of the oncology market, we believe that we can sell MyVax in North America with a small sales force. We believe that the trade secrets and know-how that we have developed related to the manufacturing and processing of personalized immunotherapies during our nine years of operation provide us with a meaningful advantage in relation to others who are developing, or may seek to develop, other personalized immunotherapies. Additionally, we believe that we have a substantial lead time over potential competitors and thus should enjoy a potential first-to-market advantage.

Manufacturing

      Active immunotherapies similar to MyVax have been studied in clinical trials for over 17 years. Results from clinical trials at Stanford University Medical Center and the National Cancer Institute, or NCI, suggest that active immunotherapies may induce long-term remission and may improve survival in indolent B-cell NHL patients. Despite the results of the Stanford and NCI clinical trials, further development of an active immunotherapeutic approach to the treatment of NHL historically has been limited by significant manufacturing difficulties. We have developed a proprietary manufacturing process, which includes our patented Hi-GET® gene amplification technology that is designed to overcome many of these historical manufacturing limitations. As compared to other existing manufacturing methods for active immunotherapies, we believe that our process is efficient, modular and reproducible, which we believe will enable us to manufacture and commercialize patient-specific active immunotherapies for the treatment of NHL and potentially other cancers.

      In May 2005, we entered into lease agreements to lease an aggregate of approximately 220,000 square feet of space located in two buildings in Fremont, California for our new manufacturing facility and corporate headquarters. We also have options to lease adjacent expansion space. We have entered into construction agreements to provide for the build-out of the two building facility. The build-out began in the fourth quarter of 2005 and is anticipated to be completed in the second half of 2006. The facility is designed for the production of MyVax for approximately 3,600 patients each year.

Corporate Information

      We were incorporated in the State of Delaware on August 15, 1996. Our principal executive offices are located at 525 Penobscot Drive, Redwood City, California and our telephone number is (650) 482-2000. Our website is available on the worldwide web at genitope.com. The information contained in our website is not a part of this prospectus supplemental or the accompanying prospectus.

The Offering

Common stock offered	6,400,000 shares

Common stock to be outstanding after this offering	34,672,481 shares

Use of proceeds	The net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses will be approximately $50.8 million, based on the public offering price of $8.50 per share. We anticipate using the net proceeds from this offering:

• to fund clinical trials and other expenses related to the potential commercialization of MyVax;

• to fund research and development of MyVax, our monoclonal antibody product candidates and other product candidates;

• to fund costs related to our new manufacturing facility and corporate headquarters; and

• for general corporate purposes, including working capital.

See “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under the heading “Risk factors” beginning on page S-8 of this prospectus supplement.

Nasdaq National Market symbol	GTOP

      Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option to purchase up to 960,000 shares of our common stock.

      The number of shares of our common stock to be outstanding after this offering is based on 28,272,481 shares of capital stock outstanding as of September 30, 2005 and excludes:

•	2,789,409 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2005 at a weighted average exercise price of $10.00 per share;

•	2,266,837 shares available for future grant under our 2003 Equity Incentive Plan, 327,728 shares available for issuance under our 2003 Employee Stock Purchase Plan and 109,000 shares available for future grant under our 2003 Non-Employee Directors’ Stock Option Plan, as of September 30, 2005; and

•	266,666 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2005, at an exercise price of $9.00 per share.

Summary Financial Data

The tables below present summary statement of operations and balance sheet data. The summary financial data for each of the three years ended December 31, 2002 through December 31, 2004 are derived from our audited financial statements for those periods. We derived the summary financial data as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 from our unaudited financial statements. The unaudited financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2005. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus on file with the SEC. For more details on how you can obtain our SEC reports and other information, you should read the section of this prospectus supplement entitled “Where you can find more information” beginning on page S-35. The as-adjusted balance sheet data gives effect to the issuance and sale of 6,400,000 shares of our common stock in this offering at the public offering price of $8.50 per share, after deducting the underwriting discounts and estimated offering expenses payable by us.

				Nine months ended
	Year ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(in thousands, except per share data)
Statement of Operations Data:
Operating expenses:
Research and development	$15,915	$19,678	$22,571	$16,802	$20,392
Sales and marketing	1,338	1,591	1,793	1,309	1,693
General and administrative	2,832	2,937	3,356	2,427	3,834

Total operating expenses	20,085	24,206	27,720	20,538	25,919

Loss from operations	(20,085)	(24,206)	(27,720)	(20,538)	(25,919)
Loss on extinguishment of convertible notes and cancellation of Series E convertible preferred stock warrants	—	(3,509)	—	—	—
Interest expense	—	(2,845)	(4)	(3)	(2)
Interest and other income	221	97	698	364	2,153

Net loss	(19,864)	(30,463)	(27,026)	(20,177)	(23,768)
Dividend related to issuance of convertible preferred shares and the beneficial conversion feature of preferred stock	—	(18,407)	—	—	—

Net loss attributable to common stockholders	$(19,864)	$(48,870)	$(27,026)	$(20,177)	$(23,768)

Basic and diluted net loss per share attributable to common stockholders	$(11.62)	$(11.86)	$(1.31)	$(1.03)	$(0.84)

Shares used in computing basic and diluted net loss per share attributable to common stockholders	1,710,000	4,122,000	20,683,000	19,609,000	28,223,000

	September 30, 2005

	Actual	As adjusted

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$93,193	$143,954
Working capital	88,452	139,213
Total assets	101,627	152,388
Deficit accumulated during the development stage	(138,557)	(138,557)
Total stockholders’ equity	92,883	143,644

RISK FACTORS

      Investing in our common stock involves a high degree of risk. In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

If clinical trials of MyVax, or any other immunotherapies that we may develop, do not produce successful clinical trial results, we will be unable to commercialize these products.

      To receive regulatory approval for the commercial sale of MyVax, or any other immunotherapies that we may develop, we must conduct, at our own expense, extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, can take many years and has an uncertain outcome. Failure can occur at any stage of the testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of MyVax, or any other immunotherapies that we may develop, including the following:

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing;

•	safety and efficacy results attained in our pivotal Phase 3 clinical trial for MyVax may be less positive than the results obtained in our Phase 2 clinical trials for MyVax;

•	costs of our clinical trials may be greater than we currently anticipate;

•	after reviewing test results, we may abandon projects that we might have previously believed to be promising;

•	we, or regulators, may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks; and

•	the effects of MyVax, or any other immunotherapies that we may develop, on patients may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use if approved.

      Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, positive time to disease progression results in small scale Phase 2 clinical trials are not necessarily indicative of the time to disease progression results in larger Phase 3 clinical trials. Moreover, all preliminary clinical data reported from time to time prior to the release of final results of a trial regarding time to disease progression are not fully audited and have been taken from databases that have not been fully reconciled against medical records kept at the clinical sites or that may not include the most current information on patient disease progressions. The DSMB’s recommendation that we continue our ongoing pivotal Phase 3 clinical trial for MyVax is not indicative of the eventual outcome of the Phase 3 clinical trial. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials. The data collected from our clinical trials may not be sufficient to support regulatory approval of MyVax, or any other immunotherapies that we may develop. We do not know whether our existing or any future clinical trials will demonstrate safety and efficacy sufficiently to result in marketable products. Our failure to adequately demonstrate the safety and efficacy of MyVax, or any other immunotherapies that we may develop, will prevent receipt of regulatory approval and, ultimately, commercialization of MyVax, or any other immunotherapies that we may develop. Furthermore, because we have devoted most of our resources to the development of MyVax, our lead product candidate, we are dependent on its success.

We have incurred significant operating losses since inception and anticipate that we will continue to incur substantial losses for the foreseeable future.

      We are a development stage company with a limited operating history. We have focused primarily on conducting clinical trials and seeking regulatory approval for our lead product candidate, MyVax personalized immunotherapy, a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. We have incurred losses in each year since our inception in 1996. Net losses were approximately $8.5 million and approximately $23.8 million for the three and nine months ended September 30, 2005, respectively, approximately $27.0 million in 2004, approximately $48.9 million in 2003 and approximately $19.9 million in 2002. As of September 30, 2005, we had an accumulated deficit of approximately $138.6 million. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect our research and development expenses to increase in connection with our ongoing pivotal Phase 3 clinical trial and additional Phase 2 clinical trials for MyVax and any other clinical trials that we may initiate. In addition, subject to regulatory approval of MyVax, we expect to incur sales, marketing and manufacturing expenses, including expenses associated with the build-out, equipping and qualification of a manufacturing facility. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing immunotherapeutic drugs, we are unable to predict the extent of any future losses or when we will achieve or sustain product revenues or become profitable, if ever.

We currently have no source of revenue and may never become profitable.

      Our ability to become profitable depends upon our ability to generate revenue. To date, MyVax has not generated any revenue, and we do not know when or if MyVax will generate revenue. Our ability to generate revenue depends on a number of factors, including:

•	the possibility of delays in the collection of clinical trial data and the uncertainty of the timing of the second interim analysis of our pivotal Phase 3 clinical trial;

•	the uncertainty of results of our ongoing pivotal Phase 3 clinical trial for MyVax;

•	the uncertainty of obtaining regulatory approval for MyVax, including regulatory approval for our manufacturing facility and process;

•	the uncertainty related to completion of build-out, equipping and qualification of our new manufacturing facility;

•	our ability to manufacture commercial quantities of MyVax at acceptable cost levels; and

•	our ability to successfully market and sell MyVax.

      We cannot predict when we may begin to realize product revenue. We do not anticipate that we will achieve profitability, if at all, for at least the next few years after we begin generating revenues. If we are unable to generate sufficient revenue, we will not become profitable, and we may be unable to continue our operations.

      We will need significant additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

      Developing patient-specific active immunotherapies, conducting clinical trials, establishing manufacturing facilities and marketing immunotherapies that we may develop is expensive. We will need to raise significant additional capital to:

•	fund our operations and clinical trials;

•	continue our research and development activities;

•	complete the build-out, equipping and qualification of a manufacturing facility; and

•	commercialize MyVax, or any other immunotherapies that we may develop, if any such immunotherapies receive regulatory approval.

      We believe that our current cash resources, including the net proceeds from this offering, together with the interest thereon, will provide us with sufficient financial resources to support our operating plan for at least the next 12 months. Our estimate of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Actual results could vary significantly as a result of a number of factors, including the risk factors discussed in this prospectus supplement. We have based this estimate on current assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We expect our cash consumption will increase in 2006, as we anticipate an increase in our expenses related to the build-out and equipping of our manufacturing facility and corporate headquarters, growth of the company and research and development of our monoclonal antibody product candidates, as well as the continued development of MyVax. We will need to raise significant additional funds to commercialize MyVax if MyVax receives regulatory approval for the treatment of follicular B-cell NHL. A manufacturing facility must be built and qualified and pass a pre-approval inspection from the appropriate regulatory agency prior to any regulatory approval for MyVax.

      Our future funding requirements will depend on many factors, including, but not limited to:

•	the cost and timing of completing the build-out and equipping of our manufacturing facility(s) and corporate headquarters;

•	the rate of progress and magnitude and cost of our product development efforts and other research and development activities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs and timing of regulatory approval;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the success, if any, of the commercialization of MyVax, if regulatory approval is obtained;

•	the pace of expansion of administrative and other infrastructure expenses required to support the growth of the organization;

•	the effect of competing technological and market developments; and

•	our ability to establish collaborative, licensing or other arrangements for the development, sale, marketing or distribution of our product candidates and the terms of those arrangements.

      Future capital requirements will also depend upon the extent to which we acquire or invest in businesses, products and technologies, but we currently have no commitments or agreements relating to any of these types of transactions.

      We cannot predict when we may begin to realize product revenue. Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts. Any additional equity financing may be dilutive to stockholders, and any additional debt financing, if available, may require that we pledge our assets, including our intellectual property, or involve restrictive covenants that would restrict our business activities.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize MyVax, or any other immunotherapies that we may develop.

      Our pivotal Phase 3 clinical trial of MyVax for the treatment of follicular B-cell NHL is being conducted at 34 treatment centers in the United States and Canada. We do not have the ability to independently conduct clinical trials for MyVax, or any other immunotherapies that we may develop, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In addition, we rely on third-party couriers to transport patient tissue samples and MyVax. If any of our relationships with these contract research organizations, medical institutions, clinical investigators, contract laboratories or third-party couriers terminate, we may not be able to enter into arrangements with alternative third parties. If certain of these third parties, such as medical institutions, clinical investigators or contract laboratories, do not successfully carry out their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize MyVax, or any other immunotherapies that we may develop.

We rely on third parties to provide materials and services needed for the manufacture and testing of MyVax. If these third parties do not adequately provide materials or fail to carry out their contractual duties or obligations, we may not be able to successfully manufacture or commercialize MyVax, or any other immunotherapies that we may develop.

      We currently rely on third parties, such as vendors, suppliers and contract laboratories, to provide materials and services necessary for the manufacture and testing of MyVax. If any of our relationships with these vendors, suppliers or contract laboratories terminate, we may not be able to enter into arrangements with alternative third parties. If certain of these third parties do not successfully carry out their contractual duties or obligations, do not provide materials or services of suitable quality, we may experience delays in obtaining regulatory approval for or successfully commercializing MyVax, or any other immunotherapies that we may develop.

We have no experience manufacturing MyVax, or any other immunotherapies, for the number of patients and at a cost that would enable widespread commercial use.

      To date, we have manufactured MyVax in quantities necessary to support our ongoing pivotal Phase 3 clinical trial and Phase 2 clinical trials for MyVax. We have no experience in manufacturing MyVax, or any other immunotherapies, for the number of patients and at a cost that would support commercial use. In addition, since no other company has manufactured an active immunotherapeutic product for commercial sale, there are no precedents from which we could learn. To commercialize MyVax, we will need to construct and qualify a manufacturing facility that meets the FDA’s current

Good Manufacturing Practices, or cGMP, standards. In doing so, we may encounter problems with, among other things, controlling costs and quality control and assurance. If we cannot manufacture a sufficient supply of MyVax on acceptable terms, the commercialization of MyVax will be delayed or prevented.

We may experience difficulties in manufacturing MyVax, or any other immunotherapy that we may develop, which could prevent us from completing our clinical trials and delay the commercialization of MyVax, or any other immunotherapies that we may develop.

      Manufacturing MyVax is a complex multi-step process that requires us to expend significant time, money and effort on production, recordkeeping and quality control systems to assure that MyVax will meet product specifications and other regulatory requirements. In addition, manufacturing MyVax requires coordination internally among our employees as well as externally with physicians, hospitals and third-party suppliers and carriers. This process involves a number of risks that may lead to failures or delays in manufacturing MyVax, including:

•	failure to obtain a sufficient supply of key raw materials of suitable quality;

•	difficulties in manufacturing MyVax for multiple patients simultaneously;

•	difficulties in obtaining adequate tumor samples from physicians;

•	difficulties in the timely shipping of tumor samples to us or in the shipping of MyVax to the treating physicians due to errors by third-party carriers, transportation restrictions or other reasons;

•	difficulties in completing the development and validation of the specialized assays required to ensure the consistency of MyVax;

•	failure to ensure adequate quality control and assurances in the manufacturing process as we increase the production quantities of MyVax;

•	destruction of, or damage to, tumor samples or MyVax during the shipping process due to improper handling by third-party carriers, hospitals, physicians or us;

•	destruction of, or damage to, tumor samples or MyVax during storage at our facilities;

•	destruction of, or damage to, tumor samples or MyVax stored at clinical and/or future commercial sites due to improper handling or holding by clinicians, hospitals or physicians;

•	difficulties in building-out, qualifying and effectively operating a commercial-scale manufacturing facility;

•	failure to comply with, or significant changes in, regulatory requirements, such as FDA regulations and environmental laws;

•	damage to or destruction of our manufacturing facilities or equipment;

•	shortages of qualified personnel; and

•	difficulties in ensuring the quality and consistency of materials and services provided by our suppliers.

      If we experience any difficulties in manufacturing MyVax, or any other immunotherapies that we may develop, our ongoing clinical trials may be delayed and commercialization of MyVax, or any other immunotherapies that we may develop, may be delayed.

We currently depend on single source suppliers for critical raw materials for manufacturing, as well as other components required for the administration of MyVax. The loss of any of these suppliers could delay our clinical trials or prevent or delay commercialization of MyVax.

      We currently depend on single source suppliers for critical raw materials used in MyVax and other components used in the manufacturing process and required for the administration of MyVax. In particular, manufacturing of MyVax requires keyhole limpet hemocyanin or KLH, a foreign carrier protein which is derived from a giant sea snail. We purchase KLH from biosyn Arzneimittel GmbH, or biosyn, a single source supplier. In December 1998, we entered into a supply agreement with biosyn, pursuant to which biosyn has agreed to supply us with KLH. The supply agreement expired on December 9, 2005 and a new agreement has not yet been reached. We are negotiating the terms of a new supply agreement with biosyn but we may not be able to reach an agreement with biosyn on terms that are acceptable to us, or at all. There may be no other supplier of KLH of suitable quality for our purposes, and there are significant risks associated with our ability to produce KLH of suitable quality ourselves. Even if we identify another supplier of KLH, or produce KLH ourselves, we will not be able to use the alternative source of KLH for the commercial manufacture of MyVax unless the KLH is found to be comparable to the existing KLH. In addition, the FDA requires that, before we can begin to commercially manufacture MyVax, we must ensure that any supplier of KLH be compliant with cGMP. Any inability to obtain a sufficient supply of KLH of suitable quality from biosyn or an alternate supplier, or produce such KLH ourselves, could delay or prevent completion of our clinical trials and commercialization of MyVax.

      In addition, we currently purchase specialized cell culture containers, which are critical components of our manufacturing process, from Medtronic, Inc., a single source supplier. We do not have a long-term contract with Medtronic and rely on purchase orders to obtain the necessary cell culture containers. Although to date, Medtronic has met our requirements for our clinical trials, there are, in general, few alternative sources of supply for the cell culture containers.

      Administration of MyVax requires an adjuvant to enhance the immune response. We use Leukine sargramostim, a commercially available recombinant human granulocyte-macrophage colony stimulating factor known as GM-CSF, as an adjuvant for MyVax. An adjuvant is a substance that is administered with an antigen to enhance or increase the immune response to that antigen. We currently rely on purchase orders to purchase GM-CSF from Berlex Laboratories, Inc. We do not have a long-term contract with Berlex. GM-CSF is not commercially available from other sources in the United States or Canada.

      In the event we receive regulatory approval for MyVax, we would need to significantly increase the volume of our purchases of these materials, and we cannot be certain that large volumes will be available from our current suppliers. Establishing additional or replacement suppliers for these materials or components may take a substantial amount of time. In addition, we may have difficulty obtaining similar materials from other suppliers that are acceptable to the FDA. If we have to switch to a replacement supplier, we may face additional regulatory delays and the manufacture and delivery of MyVax, or any other immunotherapies that we may develop, could be interrupted for an extended period of time, which may delay or prevent completion of our clinical trials or commercialization of MyVax, or any other immunotherapies that we may develop. If we are unable to obtain adequate amounts of these materials, our clinical trials will be delayed. In addition, we will be required to obtain regulatory clearance from the FDA to use different materials that may not be as safe or as effective. As a result, regulatory approval of MyVax may not be received at all.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

      In order to continue our clinical trials and commercialize MyVax, or any other immunotherapies that we may develop, we will need to significantly expand our employee base for managerial, operational, financial and other resources. We anticipate that we will need more than 350 employees by the time MyVax is initially commercialized, if MyVax receives regulatory approval. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize MyVax, or any other immunotherapies that we may develop, and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our research and development efforts effectively;

•	manage our clinical trials effectively;

•	integrate additional management, administrative, manufacturing and sales and marketing personnel;

•	develop and implement our administrative, accounting, operations, quality, distribution and management information systems and controls; and

•	hire, train and retain additional qualified personnel and retain our existing personnel.

We rely on the availability and condition of our sole manufacturing facility in Redwood City, California. If we are not able to renew the subleases or if the facility is damaged or destroyed and our new manufacturing facility has not yet been completed, then our ability to manufacture products will be significantly affected and we will be delayed or prevented from completing our clinical trials and commercializing MyVax, or any other immunotherapies that we may develop.

      We currently rely on the availability and condition of our sole manufacturing facility, located in Redwood City, California, to manufacture MyVax. We have entered into two leases and construction agreements related to the build-out of a new manufacturing facility in Fremont, California, and we have commenced the build-out of our new site. Both our current facility, as well as our planned new facility, are located in a seismic zone, and there is the possibility of an earthquake which, depending on its magnitude, could be disruptive to our operations. Our subleases for our existing facility expire between May 2006 and November 2006. We do not anticipate that build-out of our new manufacturing facility will be completed by that time. Although we are seeking to obtain extensions of the subleases for our current facility, we have no rights to extend the terms and we may not be able to negotiate new subleases or extensions for this facility. In addition, if the facility or the equipment in the facility is significantly damaged or destroyed for any reason, we may have to wait until our new manufacturing facility is completed before we can resume clinical production. The inability to renew the subleases or the damage or destruction of the facility could affect our ability to manufacture MyVax and delay us from completing or initiating our clinical trials.

Because it is difficult and costly to protect our proprietary rights, we may not be able to ensure their protection.

      Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of MyVax, or any other immunotherapies that we may develop, and the methods we employ to manufacture them, as well as successfully defending these patents against third-party challenges.

      As of December 31, 2005, we held two United States patents covering our core gene amplification technology, including composition of matter claims directed to cell lines and claims directed to methods of making proteins derived from patients’ tumors. These patents expire in 2016.

      Corresponding patents, although more constrained in scope due to rules not applicable in the United States, have been issued in South Africa, Canada and Australia, all of which expire in 2017. We have also filed additional United States and corresponding foreign patent applications relating to our Hi-GET gene amplification technology. We expect to continue to file additional patent applications.

      The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

      The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	our issued patents may not provide a basis for commercially viable active immunotherapies, or may not provide us with any competitive advantages or may be challenged by third parties;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our business.

      We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we believe we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our trade secrets to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

      Our ability to commercialize MyVax, or any other immunotherapies that we may develop, depends upon our ability to develop, manufacture, market and sell MyVax, or any other immunotherapies that we may develop, without infringing the proprietary rights of third parties. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the general field of immunotherapy and gene expression. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that MyVax, or any other immunotherapies that we may develop, may infringe. There could also be existing patents of which we are not aware that MyVax, or any other immunotherapies that we may develop, may infringe.

      In particular, we are aware of patents held jointly by Genentech, Inc. and City of Hope National Medical Center relating to expression of recombinant antibodies, by British Technology Group PLC relating to expression of recombinant proteins in mammalian cells, by the Board of Trustees of the

Leland Stanford Junior University relating to expression of recombinant antibodies and by Stratagene relating to generation of DNA that encodes antibodies. To date, we have elected not to seek licenses for these patents because, among other reasons, we believe that our pre-commercialization activities fall within the scope of an available exemption. In addition, we do not believe that we will be required to seek any licenses upon completion of our pre-commercialization activities. For more information, please refer to the section in our 2004 annual report on Form 10-K filed with the SEC, entitled “Business — Intellectual Property.” We may be exposed to future litigation by the companies holding these patents or other third parties based on claims that MyVax, or any other immunotherapies that we may develop, or the methods we employ to manufacture them, infringe their intellectual property rights. Our ability to manufacture and commercialize MyVax, or any other immunotherapies that we may develop, may depend on our ability to demonstrate that MyVax, or any other immunotherapies that we may develop, and our manufacturing processes do not infringe third-party patents. If these patents were found to cover MyVax, or any other immunotherapies that we may develop, or our manufacturing process, we could be required to pay substantial damages and could be unable to commercialize MyVax, or any other immunotherapies that we may develop, unless we obtained a license. A license may not be available to us on acceptable terms in the future, if at all.

      There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we infringe on their technology, we could face a number of issues, including:

•	infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business;

•	substantial damages for past infringement which we may have to pay if a court decides that our product infringes on a third party’s patent;

•	a court prohibiting us from selling or licensing our product unless the patent holder licenses the patent to us, which it is not required to do;

•	if a license is available from a patent holder, we may have to pay substantial royalties or grant cross-licenses to our patents; and

•	redesigning our process so it does not infringe which may not be possible or could require substantial funds and time.

We are not able to prevent others, including potential competitors, from using the patient-specific idiotype protein-KLH conjugate, comprising a single idiotype protein, that we use in our lead product candidate, MyVax, for the treatment of indolent B-cell NHL.

      Although we are able to receive patent protection for our amplified cell lines and the process we use to manufacture the tumor-derived idiotype protein used in MyVax, the patient-specific idiotype-KLH conjugate, comprising a single idiotype protein, and its use for the treatment of indolent B-cell NHL is in the public domain and therefore cannot be patented. As a result, we cannot prevent other companies using different manufacturing processes from developing active immunotherapies that directly compete with MyVax.

We are subject to extensive regulation, which can be costly and time consuming and could subject us to unanticipated delays or prevent us from obtaining the required approvals to commercialize MyVax, or any other immunotherapies that we may develop.

      MyVax and any other immunotherapies that we may develop, clinical trials and manufacturing activities are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. The process of obtaining these approvals is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change. In addition, patient-specific active immunotherapies are complex, and regulatory agencies lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of our lead product candidate, MyVax, or any other immunotherapies that we may develop. The FDA has not approved the marketing of any immunotherapeutic drug based on a patient-specific active immunotherapy. Consequently, there is no precedent for the successful commercialization of a patient-specific active idiotype immunotherapeutic drug. In addition, we have not previously filed the marketing applications necessary to gain regulatory approvals. This lack of experience may impede our ability to obtain timely FDA approval, if at all. We will not be able to commercialize MyVax, or any other immunotherapies that we may develop, until we obtain FDA approval in the United States or approval by comparable authorities in other countries. Any delay in obtaining, or inability to obtain, FDA approval would prevent us from commercializing MyVax, or any other immunotherapies that we may develop.

Even if MyVax, or any other immunotherapies that we may develop, receives regulatory approval, we may still face development and regulatory difficulties relating to MyVax, or any other immunotherapies that we may develop, in the future.

      If we receive regulatory approval to sell MyVax, or any other immunotherapies that we may develop, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of MyVax, or any other immunotherapies that we may develop, or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If we discover previously unknown problems with a product or our manufacturing and laboratory facility, a regulatory agency may impose restrictions on that product or on us, including requiring us to withdraw the product from the market. We will be subject to ongoing FDA requirements for submission of safety and other post-market information. If we fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations, including closing our facilities; or

•	seize or detain products or require a product recall.

Obtaining regulatory approval of our manufacturing process and facility or disruptions in our manufacturing process may delay or disrupt our commercialization efforts.

      Before we can begin to commercially manufacture MyVax, we must obtain regulatory approval from the FDA for our manufacturing process and facility. In addition, we must pass a pre-approval inspection of our manufacturing facility by the FDA before MyVax can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers are found to be out of compliance with cGMP, we may experience delays or disruptions in the manufacturing of MyVax while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell MyVax, or any other immunotherapies that we may develop.

      We are currently manufacturing MyVax for our clinical trials at our existing facility in Redwood City, California. Our facility is currently subject to licensing requirements of the California Department of Health Services, and we received this license during the second quarter of 2004. Our facility is subject to inspection by the FDA as well as by the California Department of Health Services at any time. Failure to maintain our license from the California Department of Health Services or to meet the inspection criteria of the FDA and the California Department of Health Services would disrupt our manufacturing processes and would harm our business. If an inspection by the FDA, California Department of Health Services or foreign regulatory authorities indicates that there are deficiencies, we could be required to take remedial actions, or our facility may be closed.

      In order to commercialize MyVax, or any other immunotherapies that we may develop, we will need to complete the build-out and equipping and qualify our new manufacturing facility. Preparing a facility for commercial manufacturing may involve unanticipated delays and the costs of complying with FDA regulations may be higher than we anticipated. In addition, any material changes we make to the manufacturing process may require approval by the FDA and state or foreign regulatory authorities. Obtaining these approvals is a lengthy, involved process, and we may experience delays. Such delays could increase costs and adversely affect our business.

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies, MyVax or any other immunotherapies that we may develop.

      We may raise additional funds through public or private equity offerings, debt financings, corporate collaboration or licensing arrangements or other arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may require that we pledge our assets, including our intellectual property or involve restrictive covenants that would restrict our business activities. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies, MyVax or any other immunotherapies that we may develop, or grant licenses on terms that are not favorable to us.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

      Significant delays in clinical testing could materially impact our product development costs. We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence and continue a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective sites, delays in obtaining institutional review board approval to conduct a study at a prospective site and delays in recruiting patients to participate in a study.

      In addition, we typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to oversee the operations of such clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion. If we have significant delays in testing or regulatory approvals, our financial results and the commercial prospects for MyVax, or any other immunotherapies that we may develop, will be harmed, our costs could increase and our ability to generate revenue could be delayed.

The commercial success of MyVax, or any other immunotherapies that we may develop, will depend upon the degree of market acceptance of these products among physicians, patients, health care payors and the medical community.

      MyVax, or any other immunotherapies that we may develop, may not gain market acceptance among physicians, patients, health care payors and the medical community. The degree of market acceptance of any approved immunotherapies will depend on a number of factors, including:

•	market acceptance of patient-specific active immunotherapies;

•	the prevalence and severity of any side effects;

•	potential advantages over alternative treatments;

•	ability to produce an active immunotherapy at a competitive price;

•	relative convenience and ease of administration;

•	publicity concerning our products or competitive products;

•	the strength of marketing and distribution support; and

•	sufficient third-party coverage or reimbursement.

      If MyVax, or any other immunotherapies that we may develop, are approved but do not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate product revenue and we may not become profitable.

If we are unable to obtain acceptable prices or adequate reimbursement from third-party payors for MyVax, or any other immunotherapies that we may develop, our revenues and prospects for profitability will suffer.

      Our ability to commercialize MyVax, or any other immunotherapies that we may develop, is highly dependent on the extent to which coverage and reimbursement for MyVax, or any other immunotherapies that we may develop, will be available from:

•	governmental payors, such as Medicare and Medicaid;

•	private health insurers, including managed care organizations; and

•	other third-party payors.

      Many patients will not personally be capable of paying for MyVax, or any other immunotherapies that we may develop and will rely on third-party payors to pay for their medical needs. A primary current trend in the United States health care industry is toward cost containment. Large private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the indications for which they will reimburse patients who use MyVax, or any other immunotherapies that we may develop. On December 8, 2003, President Bush signed into law the Medicare Prescription Drug Improvement and Modernization Act of 2003. We have not determined the full impact of this new law on our business; however, we believe that legislation that could limit reimbursement for MyVax, or any other immunotherapies that we may develop, could adversely impact how much or under what circumstances healthcare providers would prescribe or administer our products, and could decrease the price we might establish for MyVax, or any other immunotherapies that we may develop, which would result in lower product revenues. Other cost-control initiatives could also decrease the price we might establish for MyVax, or any other immunotherapies that we may develop, which would also result in lower product revenues. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for MyVax, or any other immunotherapies that we may develop, our revenue and prospects for profitability will suffer.

If our competitors are better able to develop and market products that are more effective than MyVax, or any other immunotherapies that we may develop, our commercial opportunity will be reduced or eliminated.

      We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Various products are currently marketed for the treatment of NHL, and a number of companies are developing new treatments. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than MyVax, or any other immunotherapies that we may develop. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

      We expect that our ability to compete effectively will depend upon our ability to:

•	successfully and rapidly complete clinical trials and obtain all requisite regulatory approvals in a cost-effective manner;

•	maintain a proprietary position for our manufacturing process and other technology;

•	attract and retain key personnel; and

•	build an adequate sales and marketing infrastructure for MyVax.

      Several companies, such as Corixa Corporation, Biogen Idec Inc. and Immunomedics, Inc., are involved in the development of passive immunotherapies for the treatment of NHL. Various products are currently marketed for treatment of NHL. Rituxan, a passive immunotherapy co-marketed by Genentech, Inc. and Biogen Idec Inc., is approved for the treatment of relapsed or refractory, low grade B-cell NHL. In addition, Biogen Idec Inc. has received FDA approval for marketing its passive radioimmunotherapy product, Zevalin, and GlaxoSmithKline Plc and Corixa Corporation received FDA approval for marketing their version of passive radioimmunotherapy product, Bexxar, for the treatment of relapsed or refractory low grade, follicular, or transformed B-cell NHL. For more information, please refer to the section entitled “Business — MyVax Personalized Immunotherapy” in our 2004 annual report on Form 10-K filed with the SEC and incorporated into this prospectus supplement by reference.

      In addition, there are several companies focusing on the development of active immunotherapies for the treatment of NHL, including Antigenics, Inc. and Favrille, Inc. Favrille, Inc. and the National Cancer Institute, or NCI, in collaboration with Biovest International, Inc., a majority-owned subsidiary of Accentia, Inc., are currently conducting Phase 3 clinical trials of active immunotherapy in patients with follicular NHL. If any are successfully developed and approved, they could compete directly with MyVax, if it is approved. In addition, researchers are continually learning more about NHL and other forms of cancer, and new discoveries may lead to new technologies for treatment. As a result, MyVax, or any other immunotherapies that we may develop, may be rendered obsolete and noncompetitive at any time.

Our efforts to discover, develop and commercialize MyVax for indications other than follicular B-cell NHL are at an early stage and are subject to a high risk of failure.

      The process of successfully developing product candidates is very time-consuming, expensive and unpredictable. We have recently begun to direct our efforts toward the development of MyVax for indications other than follicular B-cell NHL. We do not know whether our planned clinical trials for MyVax in indications other than follicular B-cell NHL will begin on time or be completed on schedule, if at all. In addition, we do not know whether these clinical trials will result in marketable products. Typically, there is a high rate of attrition for product candidates in clinical trials. We do not anticipate that MyVax for indications other than follicular B-cell NHL will reach the market for at least several years, if at all.

If we are unable to establish sales and marketing capabilities or enter into agreements with companies to sell and market MyVax, we may be unable to generate product revenue.

      We do not have a sales organization and have no experience as a company in the sales, marketing and distribution of pharmaceutical products. In order to commercialize any products, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. If MyVax is approved for commercial sale, we currently plan to establish our own sales force to market it in the United States. Developing a sales force is expensive and time consuming and could delay any product launch. We cannot be certain that we would be able to develop this capacity. If we are unable to establish our sales and marketing capability, we will need to contract with third parties to market and sell MyVax in the United States. We will also need to develop a plan to market and sell MyVax outside the United States. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we directly marketed and sold MyVax, or any other immunotherapies that we may develop. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit commercialization of MyVax, or any other immunotherapies that we may develop.

      We face an inherent risk of product liability exposure related to the testing of MyVax, or any other immunotherapies that we may develop, in human clinical trials and will face an even greater risk if we sell MyVax, or any other immunotherapies that we may develop, commercially. Currently, we are not aware of any historical or anticipated product liability claims. In the future, an individual may bring a liability claim against us if MyVax, or any other immunotherapies that we may develop, causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for MyVax, or any other immunotherapies that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	substantial litigation costs;

•	substantial monetary awards to patients;

•	loss of revenues; and

•	the inability to commercialize MyVax, or any other immunotherapies that we may develop.

      We have general liability insurance, which includes product liability insurance coverage for our clinical trials up to a $5.0 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for MyVax, or any other immunotherapies that we may develop. Although we believe that our current insurance coverage is adequate, it may not be sufficient to cover all losses that might arise. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We may incur significant costs complying with environmental laws and regulations.

      We use hazardous materials that could be dangerous to human health, safety or the environment. As appropriate, we store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We currently contract with a third party to dispose of these materials and various wastes resulting from the use of such materials at our facility. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from the use of such materials. While our costs for compliance, including costs related to the disposal of hazardous materials, to date have been nominal, we may incur significant costs complying with both existing and future environmental laws and regulations. We are subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal Environmental Protection Agency, may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations that could have a material adverse effect on our operations.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

      Our research and development and manufacturing activities involve the use of biological and hazardous materials that could be dangerous to human health, safety or the environment. Even if our safety procedures for handling, storage and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages. We have general liability insurance of up to $5.0 million per occurrence, with an annual aggregate limit of $5.0 million. We believe our current insurance coverage is adequate. However, this insurance may not cover a claim that arises if it is related to our biological or hazardous materials. Furthermore, if we were to be held liable for an accident involving our biological or hazardous materials, this liability could exceed our insurance coverage and our other financial resources.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop MyVax, or any other immunotherapies that we may develop, conduct our clinical trials and commercialize MyVax, or any other immunotherapies that we may develop.

      Our success depends upon our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly Dan W. Denney, Jr., Ph.D., our founder, Chairman and Chief Executive Officer. The loss of services of Dr. Denney or one or more of our other members of senior management could delay or prevent the successful completion of our pivotal Phase 3 clinical trial or the commercialization of MyVax. Currently, we do not have employment agreements with any members of senior management. As of September 30, 2005,

Dr. Denney owned 1,156,100 shares of our common stock that were not subject to any vesting and options to purchase 625,000 shares of our common stock, of which approximately 127,603 shares were vested. We do not carry “key person” insurance covering members of senior management other than Dr. Denney. The insurance covering Dr. Denney is in the amount of $10.0 million.

      The competition for qualified personnel in the biotechnology field is intense. In particular, our ability to deliver patient therapies depends upon our ability to attract and retain quality assurance and control personnel. We will need to hire additional personnel as we continue to expand our manufacturing, research and development activities.

We will need to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.

      As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements is expected to continue to increase our costs and require additional management resources. We may need to continue to implement additional finance and accounting systems, procedures and controls to comply with new reporting requirements. While we were able to complete a favorable assessment as to the adequacy of our internal control reporting for our fiscal year ending December 31, 2004, there is no assurance that we will be able to complete future favorable assessments as to the adequacy of our internal control reporting.

The adoption of Statement of Financial Accounting Standard No. 123R and changes to existing accounting pronouncements or taxation rules or practices may affect how we conduct our business and affect our reported results of operations.

      On December 16, 2004, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standard No. 123R, “Share Based Payment — An Amendment of FASB Statements No. 123 and 95,” (“SFAS 123R”) which will require us to measure compensation costs for all stock-based compensation (including stock options and our employee stock purchase plan, as currently constructed) at fair value and record compensation expense in our statement of operations. In April 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the effective date of SFAS 123R. The effective date of the new standard under these new rules for our financial statements is January 1, 2006. Adoption of this statement is expected to have a significant impact on our financial statements as we will be required to expense the fair value of our stock option grants and stock purchases under our employee stock purchase plan rather than disclose the impact on our net loss within our footnotes, as is our current practice. The impact of SFAS 123R on our financial statements and related disclosures is still being evaluated by management but is expected to be material to our results of operations. Our actual share-based compensation expense in 2006 will be dependent on a number of factors, including the amount of awards granted and the fair value of those awards at the time of grant. Also, a change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Other new accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. Changes to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Other Risks Related to the Offering

Our stock price may be volatile, and your investment in our stock could decline in value.

      The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	the success of our research efforts and clinical trials;

•	announcements of technological innovations or new products by us or our competitors;

•	announcement of FDA approval or non-approval of MyVax, or any other immunotherapies that we may develop, or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to MyVax, or any other immunotherapies that we may develop, clinical trials, manufacturing process or sales and marketing activities;

•	regulatory developments in the United States and foreign countries;

•	any intellectual property infringement lawsuit involving us;

•	announcements concerning our competitors, or the biotechnology or biopharmaceutical industries in general;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and significant stockholders;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

      In particular, you may not be able to resell your shares at or above your purchase price. The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which would hurt our business, operating results and financial condition.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

      We expect to use the net proceeds from this offering to fund clinical trials and other expenses related to the potential commercialization of MyVax, to fund research and development of MyVax, our monoclonal antibody product candidates and other product candidates, to fund costs related to the leasing, build-out, equipping and qualification of our new manufacturing facility and corporate headquarters and for general corporate purposes, including working capital. Our management will, however, have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. See “Use of proceeds.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

      Provisions in our amended and restated certificate of incorporation and our bylaws may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include a classified board of directors and a prohibition on actions by our stockholders by written consent. In addition, our Board of Directors has the right to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our Board of Directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us in certain circumstances. Finally, these provisions establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our Board of Directors, they would apply even if the offer may be considered beneficial by some stockholders.

The ownership interests of our officers, directors and largest stockholders could conflict with the interests of our other stockholders.

      Based on 28,272,481 shares of common stock outstanding as of September 30, 2005, after this offering, our officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately 25.4% of our common stock (assuming no exercise of the underwriters’ overallotment option, no exercise of outstanding options or warrants and without regard to any purchase of shares in this offering by these persons and entities). As a result, these stockholders, acting together, are able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.

Future sales of our common stock could lower the market price of our common stock.

      Sales of substantial amounts of shares in the public market following this offering could harm the market price of our common stock. Based on 28,272,481 shares of common stock outstanding as of September 30, 2005, after this offering, we will have 34,672,481 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. All of these shares are freely tradeable under federal and state securities laws, except for shares held by our directors, officers and greater than five percent stockholders. Each of our directors, our chief executive officer and chief financial officer and certain of our stockholders have agreed to restrictions on their ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus supplement, without the prior written consent WR Hambrecht + Co, LLC. WR Hambrecht + Co, LLC, may, in its sole discretion, permit early release of shares subject to the lock-up agreements. Of the 2,789,409 shares issuable upon exercise of options to purchase our common stock outstanding as of September 30, 2005, approximately 767,231 shares were vested and eligible for sale.

      In addition, if we propose to register any of our securities under the Securities Act of 1933, as amended (“Securities Act”), either for our own account or for the accounts of other security holders, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock. In addition, holders of registration rights may require us on not more than two occasions at any time to file a registration statement under the Securities Act with respect to their shares of common stock. We have received waivers of these registration rights in connection with this offering. These rights will terminate altogether in November 2006, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, and issue additional shares in follow-on offerings to raise additional capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. Such sales could reduce the market price of our common stock.

You will experience immediate and substantial dilution in the book value per share of the common stock you purchase.

      Because the price per share of our common stock being offered is substantially higher than what the book value per share of our common stock will be immediately after the offering, you will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the offering price to the public of $8.50 per share, if you purchase shares of common stock in this offering, you will suffer immediate dilution of $4.36 per share in the net tangible book value of the common stock. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference contain statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “future,” “intend,” “potential” or “continue” or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout this prospectus supplement, the accompanying prospectus and the documents that we incorporate by reference and are statements regarding our current intent, belief or expectation, primarily with respect to our operations and related industry developments. Forward-looking statements include, but are not limited to, statements about:

•	the progress of our research, development and clinical programs, the timing of the next planned interim analyses in our pivotal Phase 3 clinical trial, the timing of submission of a Biologics License application for MyVax to the FDA and the timing of the commercialization of MyVax, or any other immunotherapies that we may develop;

•	our ability to develop, market, commercialize and achieve market acceptance for MyVax, or any other immunotherapies that we may develop;

•	the timing of the completion of, and expenses associated with, the build-out, equipping and qualification of our new manufacturing facility and corporate headquarters;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our estimates for future performance; and

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.

      You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated, expressed or implied in these forward-looking statements for many reasons. Important factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus supplement or in the documents we incorporate by reference in this prospectus supplement, particularly in the section entitled “Risk Factors.” Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

      The net proceeds to us from this offering will be approximately $50.8 million (or approximately $58.4 million if the underwriters’ over-allotment option is exercised in full), based on the public offering price of $8.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The principal purpose of this offering is to obtain additional capital.

      We intend to use the net proceeds from this offering:

•	to fund clinical trials and other expenses related to the potential commercialization of MyVax;

•	to fund research and development of MyVax, our monoclonal antibody product candidates and other product candidates;

•	to fund costs related to the leasing, build-out, equipping and qualification of our new manufacturing facility and corporate headquarters; and

•	for general corporate purposes, including working capital.

      We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, but we currently have no commitments or agreements relating to any of these types of transactions. The amounts and timing of the expenditures will depend on numerous factors, such as the timing and progress of our clinical trials and research and development efforts, technological advances and the competitive environment for our products candidates. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of this offering. Accordingly, we will retain broad discretion over the use of these proceeds.

      Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF COMMON STOCK

      Our common stock commenced trading publicly on the Nasdaq National Market on October 29, 2003 and is traded under the symbol “GTOP.” The following table sets forth the quarterly range of high and low reported sales prices of our common stock on the Nasdaq National Market for the periods indicated:

	High	Low

Year ended December 31, 2003
Fourth quarter (from October 29, 2003)	$14.60	$9.00
Year ended December 31, 2004
First quarter	$13.60	$8.55
Second quarter	11.80	7.35
Third quarter	10.70	8.13
Fourth quarter	17.60	9.50
Year ended December 31, 2005
First quarter	$17.04	$11.93
Second quarter	14.20	10.62
Third quarter	13.55	6.55
Fourth quarter	8.64	5.90
Year ended December 31, 2006
First quarter (through February 6, 2006)	$9.47	$7.87

      As of December 31, 2005, there were 251 holders of record of our common stock. On February 6, 2006, the last sale price reported on the Nasdaq National Market for our common stock was $8.93 per share.

DIVIDEND POLICY

      We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors.

CAPITALIZATION

      The following table shows our unaudited cash, cash equivalents and marketable securities and capitalization as of September 30, 2005:

•	on an actual basis; and

•	on an as-adjusted basis to give effect to the sale by us of 6,400,000 shares of our common stock in this offering at the public offering price of $8.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2005

	Actual	As adjusted

	(In thousands, except
	share and per share data)
Cash, cash equivalents and marketable securities	$93,193	$143,954

Stockholders’ equity:
Preferred stock, $0.001 par value per share;
5,000,000 shares authorized; no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value per share,
65,000,000 shares authorized; 28,272,481 shares issued and outstanding, actual; 34,672,481 shares issued and outstanding, as adjusted	28	35
Additional paid-in capital	231,943	282,697
Deferred stock compensation	(235)	(235)
Accumulated other comprehensive loss	(296)	(296)
Deficit accumulated during development stage	(138,557)	(138,557)

Total stockholders’ equity	92,883	143,644

Total capitalization	$92,883	$143,644

      The number of shares of our common stock to be outstanding after this offering is based on 28,272,481 shares of capital stock outstanding as of September 30, 2005 and excludes:

•	2,789,409 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2005 at a weighted average exercise price of $10.00 per share;

•	2,266,837 shares available for future grant under our 2003 Equity Incentive Plan, 327,728 shares available for issuance under our 2003 Employee Stock Purchase Plan and 109,000 shares available for future grant under our 2003 Non-Employee Directors’ Stock Option Plan, as of September 30, 2005; and

•	266,666 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2005, at an exercise price of $9.00 per share.

      You should read the information above in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus supplement and the accompanying prospectus.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. The net tangible book value of our common stock on September 30, 2005 was approximately $92.9 million, or $3.29 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of common stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale by us of 6,400,000 shares of common stock in this offering at the public offering price of $8.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value at September 30, 2005 would have been approximately $143.6 million, or $4.14 per share. This represents an immediate increase in net tangible book value of $0.85 per share to existing stockholders and an immediate dilution of $4.36 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Public offering price per share		$8.50
Net tangible book value per share as of September 30, 2005	$3.29
Increase in the net tangible book value per share attributable to this offering	0.85

As-adjusted net tangible book value per share after this offering		4.14

Dilution per share to new investors in this offering		$4.36

      If the underwriters exercise their over-allotment option in full, the as-adjusted net tangible book value as of September 30, 2005 would have been $4.25 per share, representing an increase to existing stockholders of $0.96 per share, and there will be an immediate dilution of $4.25 per share to new investors.

      The foregoing table does not take into account further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of September 30, 2005, there were:

•	2,789,409 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2005 at a weighted average exercise price of $10.00 per share;

•	2,266,837 shares available for future grant under our 2003 Equity Incentive Plan, 327,728 shares available for issuance under our 2003 Employee Stock Purchase Plan and 109,000 shares available for future grant under our 2003 Non-Employee Directors’ Stock Option Plan, as of September 30, 2005; and

•	266,666 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2005, at an exercise price of $9.00 per share.

PLAN OF DISTRIBUTION

      In accordance with the terms of the underwriting agreement between WR Hambrecht + Co, LLC, RBC Capital Markets, Brean Murray, Carret & Co., LLC and Punk, Ziegel & Company, L.P., as representatives of the underwriters, and us, each underwriter has agreed to purchase from us, and we have agreed to sell to that underwriter, that number of shares of common stock set forth opposite the underwriter’s name below at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus supplement.

Name of Underwriter	Number of shares

WR Hambrecht + Co, LLC	2,880,000
RBC Capital Markets	1,600,000
Brean Murray, Carret & Co., LLC	960,000
Punk, Ziegel & Company, L.P.	960,000
Total	6,400,000

      The underwriting agreement provides that the obligations of the underwriters are subject to conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and counsel. Subject to those conditions, the underwriters are committed to purchase all of the shares of our common stock offered by this prospectus supplement if any of the shares are purchased.

      The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement, and to certain dealers at this price less a concession not in excess of $0.255 per share. The underwriters may also allow, and dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Spyglass Trading, LP (“Spyglass”), a registered broker/dealer, has indicated its intent to act as a dealer of certain shares of our common stock sold in the offering. Stanford C. Finney, one of our directors, is the chief executive officer of Spyglass. Spyglass may purchase the shares of common stock issued in the offering from the underwriters at the offering price less the concession allowable to other dealers in the offering. In addition, Spyglass may reallow a portion of the concession to other brokers and dealers. After completion of the public offering of the shares, the public offering price and other selling terms may be changed by the underwriters.

      The following table shows the per share and total underwriting discount to be paid to the underwriters by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriters, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per share	No exercise	Full exercise

Public offering price	$8.50	$54,400,000	$62,560,000
Underwriting discount	$0.51	$3,264,000	$3,753,600
Proceeds, before expenses, to us	$7.99	$51,136,000	$58,806,400

      We anticipate that the expenses of the offering, exclusive of the underwriting discounts, will be approximately $375,000. These fees and expenses are payable entirely by us. These fees include, among other things, our legal and accounting fees, printing expenses, expenses incurred in connection with meetings with potential investors, filing fees of the Securities and Exchange

Commission and the National Association of Securities Dealers, Inc., fees of our transfer agent and registrar and the listing fees of the Nasdaq National Market.

      An electronic prospectus is available on the website maintained by WR Hambrecht + Co, one of the underwriters in this offering, and may also be made available on websites maintained by other underwriters or selling group members participating in this offering. These parties may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, and has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

      We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 960,000 additional shares of our common stock from us at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. To the extent that the underwriters exercise this option, they will have a firm commitment to purchase the additional shares and we will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered. The underwriting agreement provides that we will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make.

      We have agreed, with specified exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase common stock other than the shares of common stock or options to acquire common stock issued under our stock plans, for a period of 90 days after the date of this prospectus supplement, except with the prior written consent of WR Hambrecht + Co. Each of our directors, our chief executive officer and chief financial officer and certain of our stockholders have agreed to restrictions on their ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 90 days after the date of this prospectus supplement, without the prior written consent of WR Hambrecht + Co. The persons signing the lock-up agreements will be able to transfer their shares of common stock as a bona fide gift, to immediate family members or to a trust or partnership or other business entity, or as a distribution without compensation, to partners, members or shareholders of a business entity, subject to the transferees agreeing to enter into a lock-up agreement.

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because one underwriter has repurchased shares sold by or for the account of the other underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

      In addition, in connection with this offering certain underwriters (and selling group members) may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, our common stock at a price that exceeds the higher independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in our common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of our common stock above independent market levels. Underwriters (and other selling group members) are not required to engage in passive market making and may end passive market making activities at any time.

      The underwriters currently intend to act as market makers for the common stock following this offering. However, the underwriters are not obligated to do so and may discontinue any market making at any time.

LEGAL MATTERS

      The validity of the common stock being offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Morrison & Foerster LLP, San Francisco, California, is counsel for the underwriters in connection with this offering.

WHERE YOU CAN FIND MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock we are offering under this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus supplement and the accompanying prospectus, we refer you to the registration statement and the exhibits filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s website at http://www.sec.gov.

      The following documents filed with the Securities and Exchange Commission are incorporated by reference in this prospectus supplement and the accompanying prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 16, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the Securities and Exchange Commission on May 9, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed with the Securities and Exchange Commission on August 8, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 filed with the Securities and Exchange Commission on November 8, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 23, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2006;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on October 16, 2003, including all amendments and reports filed for the purpose of updating such information.

      We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Genitope Corporation, Attention: Secretary, 525 Penobscot Drive, Redwood City, California. Our telephone number is (650) 482-2000.

PROSPECTUS

Genitope Corporation

$125,000,000

Common Stock

      From time to time, we may sell common stock in one or more offerings for an aggregate initial offering price of up to $125,000,000.

      We will provide the specific terms of any offering in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as any documents incorporated by reference in this prospectus and any prospectus supplement, carefully before you invest.

      Our common stock is quoted on the Nasdaq National Market under the trading symbol “GTOP.” On September 12, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $8.02 per share.

      THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

      If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTION ENTITLED “RISK FACTORS” ON PAGE 3 OF THIS PROSPECTUS.

The date of this prospectus is October 5, 2005

GENITOPE CORPORATION

      We are a biotechnology company focused on the research and development of novel immunotherapies for the treatment of cancer. Immunotherapies are treatments that utilize the immune system to combat diseases. Our lead product candidate, MyVax personalized immunotherapy, is a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. MyVax is currently in a pivotal Phase 3 clinical trial and additional Phase 2 clinical trials for the treatment of B-cell non-Hodgkin’s lymphoma, or B-cell NHL. B-cells, also called B lymphocytes, are one of the two major classes of lymphocytes, which are types of white blood cells. In the United States, B-cell NHL represents approximately 85% to 90% of over 300,000 existing and approximately 55,000 newly diagnosed NHL patients each year. NHL is clinically classified as either slow-growing, referred to as indolent, or fast-growing, referred to as aggressive. There are approximately 25,000 patients diagnosed with indolent B-cell NHL in the United States each year. Our pivotal Phase 3 clinical trial is designed for the treatment of follicular B-cell NHL, which represents approximately half of the cases of indolent B-cell NHL. Results from our completed and ongoing clinical trials of MyVax for the treatment of B-cell NHL indicate that MyVax is generally safe and well tolerated. We believe that patient-specific active immunotherapies can also be applied successfully to the treatment of other cancers. As a result, we are planning to initiate a Phase 2 clinical trial in the fourth quarter of this year to develop MyVax for the treatment of chronic lymphocytic leukemia, or CLL.

      We have exclusive worldwide sales and marketing rights for MyVax. Subject to regulatory approval, we intend to manufacture and commercialize MyVax and to establish a North American sales force to market and sell MyVax. Due to the concentrated nature of the oncology market, we believe that we can sell MyVax in North America with a small sales force.

      We were incorporated in the State of Delaware on August 15, 1996. Our principal executive offices are located at 525 Penobscot Drive, Redwood City, California and our telephone number is (650) 482-2000. Our website address is www.genitope.com. The information contained in our website is not a part of this prospectus or any prospectus supplement.

      Service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell common stock in one or more offerings, up to a total dollar amount of $125,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell common stock, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. However, no prospectus supplement will fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering. If there is any inconsistency between the information in this prospectus and the information in the accompanying prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information.”

      You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

      Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Genitope,” “we,” “our” or similar references mean Genitope Corporation.

RISK FACTORS

      Investment in our securities involves a high degree of risk. You should consider carefully the risk factors in any prospectus supplement and in our filings with the Securities and Exchange Commission, as well as other information in this prospectus and any prospectus supplement and the documents incorporated by reference herein or therein, before purchasing any of our securities. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

FORWARD-LOOKING INFORMATION

      This prospectus, any prospectus supplement and the documents that we incorporate by reference contain statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “future,” “intend,” “potential” or “continue” or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout this prospectus, any prospectus supplement and the documents that we incorporate by reference and are statements regarding our current intent, belief or expectation, primarily with respect to our operations and related industry developments. Examples of these statements include, but are not limited to, statements regarding the following: our current and anticipated clinical trials; the progress of our research and development programs; our research and development expenses; protection of our intellectual property; sufficiency of our cash resources; and our operations and legal risks. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons. Important factors that could cause or contribute to such differences include, but are not limited to, those discussed in any prospectus supplement or in the documents we incorporate by reference in this prospectus, particularly in the section entitled “Risk Factors” contained in our filings made with the Securities and Exchange Commission from time to time. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

      Except as described in any prospectus supplement, we intend to use the net proceeds from the sale of our common stock to fund costs related to the manufacturing and potential commercialization, clinical trials, research, the establishment of sales and marketing capabilities and to fund costs related to the leasing and build out and qualification of a commercial-scale facility, as well as general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 65,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of September 12, 2005, there were 28,269,824 shares of our common stock outstanding and no shares of preferred stock outstanding.

Common Stock

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. The affirmative vote of the holders of a majority of the shares of common stock entitled to vote on a matter is required to approve the matter (except when a different vote is required by law, Nasdaq rules, our certificate of incorporation or our bylaws), and directors are elected by plurality vote. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and all shares of common stock that may be issued under this prospectus will be, fully paid and non-assessable.

      The foregoing summary description of our common stock is based on the provisions of our certificate of incorporation and bylaws and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our certificate of incorporation, bylaws and the Delaware General Corporation Law. For information on how to obtain copies of our certificate of incorporation and bylaws, see “Where You Can Find More Information.”

      The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any preferred stock that we may designate and issue in the future.

Preferred Stock

      Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or Nasdaq rules), to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no present plans to issue preferred stock.

Warrants

      As of September 1, 2005, warrants to purchase 269,721 shares of common stock, at a weighted average exercise price of $8.79 per share, were issued and outstanding. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration Rights

      Pursuant to our Investor Rights Agreement, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other securityholders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. These holders have waived these registration rights in connection with the offerings that might be made under this registration statement. In addition, the holders of these shares may require us, at our expense and on not more than two occasions to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our reasonable best efforts to effect the registration. Further, the holders may require us at our expense to register their shares on Form S-3. These rights shall terminate altogether three years after the effective date of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents.

      Delaware Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation such as us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of our voting stock. Section 203 of the Delaware General Corporation Law will generally have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

      Charter Documents. Our certificate of incorporation and bylaws provide that our board of directors be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of our current board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of directors. In addition, our certificate of incorporation and bylaws:

•	provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at a stockholder meeting;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors; and

•	provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

      The Delaware corporate law statute provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation’s bylaws, unless a corporation’s certificate of incorporation requires a greater percentage or also confers the power upon the corporation’s directors. Our bylaws may be amended or repealed by:

•	the affirmative vote of a majority of our directors then in office; or

•	the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors.

      The provisions described in the preceding paragraph that are included in our certificate of incorporation may only be amended or repealed by the affirmative vote of a majority of our directors and the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors.

      These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage some types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, CA 94104.

PLAN OF DISTRIBUTION

      We may sell the common stock through underwriters or dealers, through agents, or directly to one or more purchasers. One or more prospectus supplements will describe the terms of the offering of the common stock, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the common stock and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional shares of common stock from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the common stock may be listed.

      Only underwriters named in the prospectus supplement are underwriters of the common stock offered by the prospectus supplement.

      If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the common stock offered by the prospectus supplement if they are to purchase any of such offered shares. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter, the nature of any such relationship.

      We may sell the common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of the common stock and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

      We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase the common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

      We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

      Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying shares of common stock so long as the stabilizing bids do not exceed a specified maximum price. Short covering transactions involve exercise by underwriters of an over-allotment option or purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the shares of common stock originally sold by the dealer are purchased in a short covering transaction. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

      Our common stock is quoted on the Nasdaq National Market. One or more underwriters may make a market in our common stock, but the underwriters will not be obligated to do so and may discontinue market making at any time without notice. We cannot give any assurance as to liquidity of the trading market for our common stock. Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

      In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

      The validity of the securities being offered hereby will be passed upon by Cooley Godward LLP, Palo Alto, California.

EXPERTS

      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus, we refer you to the registration statement and the exhibits filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s website at http://www.sec.gov.

      The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Securities and Exchange Commission prior to the date of this prospectus, while information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus, except in each case for information contained in any such filing where we indicate that such information is being furnished and is not to be considered “filed” under the Securities Exchange Act of 1934, as amended.

      The following documents filed with the Securities and Exchange Commission are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 16, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the Securities and Exchange Commission on May 9, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed with the Securities and Exchange Commission on August 8, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 9, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2005;

•	our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2005; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on October 16, 2003, including all amendments and reports filed for the purpose of updating such information.

      We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Genitope Corporation, Attention: Secretary, 525 Penobscot Drive, Redwood City, California. Our telephone number is (650) 482-2000.

6,400,000 Shares

Genitope Corporation

Common Stock